BP 3/10

[redacted]

SECI 10028552 ISSION

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB _ 5 2010
BRANCH OF REGISTRATIONS AND
05 EXAMINATIONS

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 46721

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2008 (MM/DD/YY) AND ENDING 9/30/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Merrimac Corporate Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1185 Spring Center South Blvd Ste 1060
(No. and Street)

Altamonte Springs, FL 32714
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Thomas (407) 389-8570
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth + Shron, LLP
(Name – *if individual, state last, first, middle name*)

622 Third Ave New York, NY 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BP 3/10

OATH OR AFFIRMATION

I, Mark Thomas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Merriman Corporate Securities Inc, as of Sept 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ERIC F. JAMES
Commission # DD 550354
My Commission Expires 05-09-2010
Bonded Through
Notary Public Underwriters

Signature

CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERRIMAC CORPORATE SECURITIES, INC.

INDEPENDENT ACCOUNTANTS' REPORT ON
APPLYING AGREED-UPON PROCEDURES RELATED TO AN
ENTITY'S SIPC ASSESSMENT RECONCILIATON

SEPTEMBER 30, 2009

Marks Paneth & Shron LLP
Certified Public Accountants & Consultants

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the officers and stockholder of
Merrimac Corporate Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments-[Transitional Assessment reconciliation (form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2009, which were agreed to by Merrimac Corporate Securities, Inc. (Merrimac), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Merrimac's compliance with the applicable instructions of the Transitional Assessment Reconciliation (From SIPC-7T). Merrimac's management is responsible for Merrimac's compliance with those requirements. This agreed-upon procedures engagement was conducted with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective entries to cash disbursement records noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2009, as applicable, with the amounts reported in the Form SIPC-7T for the year ended September 30, 2009, noting no differences.

3. Compared the adjustments reported in Form SIPC-7T with supporting schedules and working papers for a) revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security future products and b) commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions, noting no differences and c) net gain from securities in investment accounts.

622 THIRD AVENUE
NEW YORK, NY 10017-6701
P. 212.503.8800 F. 212.370.3759
WWW.MARKSPANETH.COM

MANHATTAN
LONG ISLAND
WESTCHESTER
CAYMAN ISLANDS

ASSOCIATED WORLD WIDE
WITH JHI

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments in item 3 above noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would be reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Marks Paneth & Shron LLP

New York, NY
November 24, 2009

MERRIMAC CORPORATE SECURITIES, INC.

SCHEDULE OF ASSESSMENT AND PAYMENTS-[TRANSITIONAL ASSESSMENT RECONCILIATION] PURSUANT TO RULE 17a-5(e)(4)

SEPTEMBER 30, 2009

TOTAL REVENUE	$	684,307
DEDUCTIONS:		
Revenues form the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products		(198,661)
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions		(47,879)
Net gain from securities in investment accounts		(3,767)
TOTAL DEDUCTIONS		(250,307)
SIPC NET OPERATING REVENUES	$	434,000
GENERAL ASSESSMENT @ .0025	$	1,085
LESS PAYMENT MADE WITH SIPC-4		(150)
ASSESSMENT BALANCE DUE AND PAID WITH FORM SIPC-7T ON NOVEMBER 24, 2009	$	935